UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange
Act of 1934
Date of Report April 4, 2007
Commission File No. 1-14372
EXTENDICARE REAL ESTATE INVESTMENT TRUST
3000 Steeles Avenue East, Markham, Ontario, Canada L3R 9W2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

EXTENDICARE REAL ESTATE INVESTMENT TRUST
FORM 6-K
APRIL 4, 2007
The following information filed with this Form 6-K shall not be deemed to be incorporated by reference into any of Extendicare Real Estate Investment Trust’s registration statements, or the prospectuses included therein, or any registration statement subsequently filed by Extendicare Real Estate Investment Trust with the U.S. Securities and Exchange Commission, except as provided herein or as shall be expressly set forth by specific reference in such filing:
•	Notice of Annual Meeting of Unitholders of Trust Units and Special Voting Units and Management Information and Proxy Circular dated March 2, 2007, the text of which is attached hereto as Exhibit 99.1;

•	Form of Proxy for record owners for use at the Annual Meeting of Unitholders, the text of which is attached hereto as Exhibit 99.2;

•	Annual Report for fiscal year 2006, the text of which is attached hereto as Exhibit 99.3; and

•	Annual Information Form dated March 28, 2007, the text of which is attached hereto as Exhibit 99.4.
EXHIBIT INDEX

Exhibit
Number	Description of Exhibit
99.1	Notice of Annual Meeting of Unitholders of Trust Units and Special Voting Units and Management Information and Proxy Circular dated March 2, 2007

99.2	Form of Proxy for record owners for use at the Annual Meeting of Unitholders

99.3	Annual Report for fiscal year 2006

99.4	Annual Information Form dated March 28, 2007

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXTENDICARE REAL ESTATE INVESTMENT TRUST
Date: April 4, 2007	By:	/s/ Richard L. Bertrand
Richard L. Bertrand
Senior Vice-President and Chief Financial Officer